EXHIBIT 99.1

MAG Silver Reports 2020 Annual Results

VANCOUVER, British Columbia, March 31, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announces the Company’s audited consolidated financial results for the year ended December 31, 2020. For details of the audited consolidated financial statements, Management's Discussion and Analysis, Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2020, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

HIGHLIGHTS – DECEMBER 31, 2020 AND SUBSEQUENT TO YEAR END

OPERATIONAL

  Processing of mineralized material from development headings through the nearby Fresnillo plant was a new initiative at Juanicipio implemented in August 2020.
  During the period from August through December 2020, on a 100% basis:

    71,859 tonnes of mineralized material with a head grade of 328 grams per tonne (“g/t”) were processed through the Fresnillo plant, with 616,341 payable silver ounces, 1,029 payable gold ounces, 163 tonnes of lead and 224 tonnes of zinc produced and sold.
  Significantly faster ramp-up expected than previously guided due to the de-risking of Juanicipio’s metallurgical performance by virtue of batch processing the mineralized material through the Fresnillo plant.
  Pre-commercial production sales of $15,335 (net of treatment and processing costs) on a 100% basis less $3,873 in mining and transportation costs, netting $11,462 that was recorded as gross profit by the Juanicipio Joint Venture for the period August through December 2020.
  Construction of the 4,000 tonne per day (“tpd”) Juanicipio plant continues to advance, with the plant foundations completed, and with fabrication for the plant in process. SAG and ball mills, flotation cells, all associated vessels, thickeners and ancillary process equipment are now secured on site. The lead and zinc flotation cell lines have been installed and are now being connected to the hydraulic circuit.
  Underground development at Juanicipio now exceeds 35 km (22 miles) with preparation of the first production stope concluded during the third quarter of 2020.
  Juanicipio capex is estimated at $440,000 (100% basis) as of January 1, 2018, less approximately $228,000 in development expenditures incurred from then to December 31, 2020 leaving approximately $212,000 of remaining initial capital on a 100% basis (MAG’s 44% estimated at $93,280) as at December 31, 2020. The cash required will be reduced by:

    Existing cash held in Minera Juanicipio as at December 31, 2020 ($51,503 on a 100% basis); and,
    Expected cashflow generated from mineralized material being processed through the Fresnillo plant up until the Juanicipio plant commences commissioning in Q4-2021.
  As reported by the operator Fresnillo, the Juanicipio plant is now expected to commence commissioning in Q4-2021, reaching 40 to 50% of its 4,000 tpd nameplate capacity by the end of 2021 and reaching 90 to 95% of its nameplate capacity in 2022.
  A further 24,680 tonnes with a silver head grade of 498 g/t (52% higher head grade than material processed in 2020) were processed in January and February 2021.
  Mineralized material from development will continue to be batch processed on commercial terms at a targeted rate of 16,000 tonnes per month at the nearby Fresnillo plant until the Juanicipio plant is commissioned.

EXPLORATION

  Assays from a 33,864 metre, 28-hole 2019 exploration program were released March 3, 2020 (see Press Release of same date), with the following highlights:
    Confirmed and expanded the continuous wide, high-grade mineralization in the Valdecañas Deep Zone;
    Confirmed and expanded the wide, high-grade zones in the Anticipada Vein;
    Confirmed and expanded the Venadas vein to the south with strong silver and gold grades; and
    Discovered the new northeast-trending Valentina and Venadas II veins through drilling and development.
  After temporary COVID-19 restrictions established by the Mexican Government were lifted late in the second quarter, drilling resumed in the third quarter and the full Juanicipio 2020 exploration program was completed as planned in 2020 (all assays pending).
  Deer Trail Project in Utah was announced in September 2020, a silver-rich Carbonate Replacement Deposit (“CRD”) target with potential for a related Copper-Molybdenum Porphyry. Phase I drilling commenced in November, 2020 and continues in process (assays and interpretations pending).

COVID-19

  Mexican Government’s national COVID-19 Order announced in April 2020 resulted in a temporary suspension through May 30, 2020 of surface exploration and construction work at the Juanicipio Project and reduced underground operations.
  Phased Juanicipio Project restart commenced June 1, 2020.
  Subsequent to the year end, Fresnillo, as operator, reported that commissioning of the Juanicipio processing plant is now expected to commence in Q4-2021, a few months later than previously reported as some infrastructure contracts were delayed due to COVID-19 and COVID-19-related preventive measures implemented at site.
  Juanicipio operator, Fresnillo, has implemented a range of safety measures and monitoring procedures, consistent with the World Health Organization and Mexican Government COVID-19 directives.

LIQUIDITY AND CAPITAL RESOURCES

  On April 30, 2020, the Company closed a non-brokered private placement and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60,000,002 ($43,134) to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him.
  On June 29, 2020, the Company established an at-the-market equity program (the “ATM Program”) and in the quarter ended September 30, 2020 the Company sold and issued 3,092,783 common shares under the ATM Program at an average price of $16.17 per share, for gross and net proceeds of $50,000 and $48,625 respectively.
  As at December 31, 2020, MAG held cash and cash equivalents of $94,008 while Minera Juanicipio had cash on hand on a 100% basis of $51,503.

CORPORATE

  Company continues to refresh its board, with the appointment of three new directors since the beginning of 2020:
    Appointed Selma Lussenburg on February 1, 2020. Ms. Lussenburg is a business executive, former general counsel, corporate secretary and current board director with over 35 years of business experience. She has held various senior level positions encompassing a broad range of legal, governance, compliance, pension, safety & security and operational responsibilities.
    Appointed Susan Mathieu on January 14, 2021. Ms. Mathieu has more than twenty-five years of international mining experience encompassing due diligence, exploration, project development, permitting, construction and operational positions. Her mining experience covers the full spectrum from mine-site to corporate leadership roles in governance, environment, sustainability, community, health and safety, compliance and risk management programs and strategies.
    Appointed Tim Baker on March 31, 2021. Mr. Baker has substantial experience in operating international mines and projects. He was Executive Vice President and Chief Operating Officer of Kinross Gold Corporation prior to retiring in 2010. Prior to joining Kinross, he was with Placer Dome, where he held several key roles including Executive General Manager of Placer Dome Chile, Executive General Manager of Placer Dome Tanzania and Senior Vice President of the copper producing Compañia Minera Zaldivar.

JUANICIPIO PROJECT UPDATE

Underground Mine Production

The first processing of development material commenced in early August 2020. In total, 71,859 tonnes of mineralized material that had been previously stockpiled plus mineralized material from on-going underground development, were processed from August through December 2020. The average silver head grade from this development material was 328 g/t. Total underground mine production and sales, on a 100% basis, was 616,341 payable silver ounces, 1,029 payable gold ounces, 163 tonnes of lead and 224 tonnes of zinc. Sales, net of processing and treatment costs totaled $15,335, and further costs incurred (including an applied mining cost and transportation costs) totaled $3,873 for a gross profit of $11,462 (see Table 1 below).

Table 1: August – December, 2020 Development Material Processed at Fresnillo’s Processing Plant (100% basis)

	Quantity	Average Per unit	Amount
Silver (oz)(per oz)	616,341 ounces	$25.00	$15,403
Gold (oz)(per oz)	1,029 ounces	$1,887.00	$1,941
Lead (tonnes)(per lb)	163 tonnes	$0.84	$301
Zinc (tonnes)(per lb)	224 tonnes	$1.17	$575
Treatment and refining charges (“TCRC”) and other processing costs			$(2,885)
Net Sales Revenue to be received			$15,335
Mining costs and transportation			$(3,873)
Gross Profit			$11,462

By bringing forward the start-up of the mine and processing mineralized material at the Fresnillo plant in advance of commissioning the Juanicipio plant, MAG and Fresnillo expect to secure several positive outcomes for the Juanicipio Project:

  generating cash-flow from production to offset some of the cash requirements of the initial project capital;
  de-risking the flotation process through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
  increased certainty around the geological block model prior to start-up of the processing plant; and, allowing a quicker and more certain ramp-up to the nameplate 4,000 tonnes per day plant design.

Processing Plant Construction and Commissioning

Construction of the 4,000 tpd Juanicipio plant continues to advance, with the plant foundations completed and with fabrication for the plant in process. SAG and ball mills, flotation cells, all associated vessels, thickeners and ancillary process equipment are now secured on site. The lead and zinc flotation cell lines have been installed and are now being connected to the hydraulic circuit.

In the first quarter of 2020, Fresnillo and MAG jointly announced an update to the initial capex required for the project (see Press Release dated February 24, 2020). The capex or pre-operative project capital cost on a 100% basis of $395,000 as estimated from January 1, 2018 (see Press Release dated April 11, 2019) was revised to $440,000 from January 1, 2018, to reflect additional expenditures incurred by Minera Juanicipio on the underground development and bringing forward the full construction costs for the life-of-mine ventilation shafts, as well as some sustaining capital to facilitate the early underground mine start.

The initial capital already expended from January 1, 2018 to December 31, 2020 is approximately $228,000 leaving an estimated $212,000 of remaining initial capital (MAG’s 44% estimated remaining share is $93,280 as at December 31, 2020). This remaining funding requirement will be reduced by both: existing cash held in Minera Juanicipio as at December 31, 2020 ($51,503 on a 100% basis); and, expected cash flows generated from mineralized material processed at an average nominal rate of 16,000 tonnes per month through the Fresnillo processing plant until the Juanicipio plant is commissioned

Subsequent to the year end, Fresnillo, as operator reported that commissioning of the Juanicipio processing plant is now expected to commence in Q4-2021, a few months later than previously reported as some infrastructure contracts were delayed due to COVID-19 related restrictions and preventive measures implemented at site. The Juanicipio plant is now expected to reach 40 to 50% of nameplate capacity by the end of 2021 and 90-95% in 2022. In the 2017 PEA, ramp-up to full production was originally envisioned over 3 years after commissioning of the processing plant.

A regularly updated photo gallery of current construction progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery.

“As we see great progress on the mechanical installation of the process plant at Juanicipio, the underground mine continues to provide high grade mineralization for treatment at the Fresnillo plant whilst underground production stopes are being configured for higher tonnage later in the year for plant start up” said George Paspalas, President and CEO. “Exploration remains a focus at the Joint Venture as well, and we are looking forward to moving out on the property to test some greenfield targets in addition to Valdecañas. The Phase 1 drilling at Deer Trail is continuing and we are excited about what this may reveal regarding our geological exploration model.”

COVID-19

As noted, according to the operator Fresnillo, the commissioning timetable was deferred a few months to Q4-2021 as some infrastructure contracts were delayed due to COVID-19 related restrictions as well as preventive measures put into place. The further impact of this pandemic could create or include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel constraints, supply chain disruptions and workforce interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material changes to the costs and time for the completion of development at Juanicipio. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

DEER TRAIL PROJECT UPDATE

With drill roads completed and drill pads fully permitted, the 6,500-metre Phase I surface drilling program commenced in November 2020 and is currently in process, approximately 50% complete with all assays pending. The Phase I drilling priorities include: determining the depth to the thick section of high-potential limestone host formations known regionally to lie just below the comparatively unfavorable host rocks of the Deer Trail mine; tracing the known steeply-dipping feeder structures to depth into these limestones; and, locating massive sulfide mineralization controlled by the above.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 38 years of relevant experience focused on ore deposit exploration worldwide. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG.

FINANCIAL RESULTS – YEAR ENDED DECEMBER 31, 2020

As at December 31, 2020, the Company had working capital of $94,513 (December 31, 2019: $71,858) including cash and cash equivalents of $94,008 (December 31, 2019: $72,360) and no long-term debt. The Company makes cash advances to Minera Juanicipio as ‘cash called’ by the operator Fresnillo, based on approved joint venture budgets. In the year ended December 31, 2020, the Company funded advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $64,280 (December 31, 2019: $53,545).

The Company’s net loss for year the ended December 31, 2020 amounted to $7,097 (December 31, 2019: $4,426 net loss) or $(0.08)/share (December 31, 2019: $(0.05)/share). MAG recorded a 44% equity income pick-up of $2,214 (December 31, 2019: $1,886) from Minera Juanicipio which included MAG’s 44% share of net income from the sale of pre-production development material (see Table 2 below). Share based payment expense, a non-cash item, recorded in the year ended December 31, 2020 amounted to $3,122 (December 31, 2019: $2,572), and is determined based on the fair value of equity incentives granted and vesting in the year.

Table 2: MAG’s equity pick-up from Minera Juanicipio

	December 31, 2020	December 31, 2019
Gross Profit from processing development material (see Underground Mine Production – Juanicipio Project above)	$11,462	Nil
Administrative and selling expenses	$(315)	Nil
Interest and foreign exchange loss	$(623)	$946
Net Income before tax	$10,524	$946
Income tax (expense) benefit (including deferred income tax)	$(5,492)	$3,337
Net Income for the year (100% basis)	$ 5,032	$4,283
MAG’s 44% equity pick-up	$ 2,214	$1,884

Shareholders may receive, upon request and free of charge, a hard copy of the Company’s Audited Financial Statements. The Company’s 40-F has also been filed with the United States Securities and Exchange Commission.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a Joint Venture partnership with Fresnillo Plc (56%), the Operator. Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, and the Joint Venture is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant which is expected to commence commissioning in Q4-2021. Underground mine production of development material commenced in Q3-2020. As well, MAG has an expanded exploration program in place, targeting multiple highly prospective targets both at the Juanicipio Joint Venture and at the Deer Trail 100% earn-in project in Utah.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov       LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com